EXHIBIT P

CONTACT: Carol J. Makovich
           (212) 258-5785

                       RJR NABISCO EXCHANGE OFFER CLOSES

    NEW YORK, NEW YORK--September 18, 1995--RJR Nabisco Holdings Corp. (NYSE:
RN) today announced that its offer to exchange Trust Originated Preferred Securities ("TOPrS") for up to 49 million of the 50 million outstanding depositary shares relating to its Series B Cumulative Preferred Stock closed at 12:00 midnight EDT on September 15, 1995, which was the expiration date originally announced.

    The TOPrS will be issued by RJR Nabisco Holdings Capital Trust I, a Delaware statutory business trust sponsored by RJR Nabisco Holdings Corp. The Trust exists solely to act as a finance vehicle for RJR Nabisco Holdings.

    The company said that the response to the exchange offer had been excellent, exceeding its expectations. A preliminary count from RJR Nabisco's exchange agent, First Chicago Trust Company of New York showed that approximately 38 million Series B depositary shares, or more than 75 percent of the outstanding shares, had been tendered (assuming the valid delivery of 1.8 million shares tendered by guaranteed delivery).

    Assuming that all depositary shares have been validly tendered and received by 5:00 p.m. on September 20, 1995, the exchange will be completed and trading of the preferred securities on the New York Stock Exchange will begin on September 21, 1995. The preferred securities will trade under the symbol "RNprT."

    In order to facilitate payment mechanics, the record dates for distributions on the TOPrS have been changed. September 25, 1995 will be the record date for the initial distribution. For all subsequent distributions, the record date will be fifteen days prior to the September 30, December 31, March 31, and June 30 payment dates for the TOPrS.

    RJR Nabisco Holdings Corp. is the parent company of RJR Nabisco, Inc., an international consumer products company. RJR Nabisco's major holdings are R.J. Reynolds Tobacco Co., R.J. Reynolds Tobacco International, Inc., and an 80.5 percent interest in Nabisco Holdings Corp.

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